Filed Pursuant to Rule 433
Registration No. 333-264135

TruStage®

Horizon II Annuity

Helping control the risks of retirement

Issue Limits

- **Minimum payment:** $5,000
- **Minimum additional payment:** $50
- **Maximum payment (without prior approval):** $999,999
- **Issue ages:** 21 – 85 for owner and annuitant
- **Plan types:** Traditional IRA, Roth IRA, SEP IRA, Traditional and Roth Beneficiary IRA (stretch), Non-Qualified, Non-Qualified Beneficiary (stretch)
- **Issuing company for TruStage® Horizon II Annuity:** MEMBERS Life Insurance Company

Insurance | Investments | Technology

Customize your investment options

Make four investment allocation decisions to customize your portfolio:

- **Contract:** Decide how much to allocate to the contract's variable side (where dollars are fully exposed to market gains and losses) vs. risk control side (where you receive index-linked performance and set a personal limit on loss).
- **Variable:** Choose from more than 40 fund options, all carefully chosen in specific asset classes and investment styles.
- **Index:** Determine how much to link to performance of S&P 500 and MSCI EAFE.
- **Risk control:** For each index, set a comfort zone of upside potential and downside protection by blending your allocation to Secure Account (offering declared rate cap and 0% floor) and Growth Account (offering higher declared rate cap and -10% floor).

Caps and floors

Risk control account period: 6 years

Rate caps: Declared and guaranteed annually on risk control account anniversary. Rate caps can be adjusted annually.

Rate floors: Remain the same throughout the initial risk control account period.

Minimum rate cap: 1%

Bailout rate: Set at issue for each risk control account; if declared cap is below bailout rate, may transfer value from that risk control account to the variable subaccounts. You'll have 30 days after your risk control account anniversary to make this transfer.

Express portfolios

Or choose from three ready-made portfolios matched to different risk attitudes and investment styles.

Conservative	Moderate	Agressive

Withdrawals

Annual withdrawal amount: 10% of total purchase payments, available annually without surrender charge.

Order of withdrawals: Taken first from variable side; once variable subaccount value is depleted then taken from risk control side. Risk control account value may also be withdrawn without surrender charge or MVA on risk control account maturity date.

Health hardship withdrawals: You have total access to contract value without surrender charge in certain times of need:

- If you are confined to a nursing home or hospital for 180 consecutive days after issue.[1]
- If you are diagnosed as terminally ill with a life expectancy of less than one year.[2]

Death benefit

Full contract value, without surrender charge or MVA, or total net purchase payments — whichever is larger. Spouse beneficiary may be able to continue contract.[3]

Income payout options

After two years,[4] can convert into steady stream of income:

- Installment payments guaranteed for any period from 10 to 30 years.
- Life income with steady monthly payments guaranteed for your lifetime.
- Joint life income guaranteed for the lifetime of both you and a loved one.

Not a deposit • Not guaranteed by any bank or credit union • May lose value • Not FDIC/NCUA insured • Not insured by any federal government agency

Fees and charges Contract fee: 1.50% per year, assessed as part of daily value calculation. Fund fees: Investment management fees vary by variable subaccount, assessed as part of daily value calculation on dollars in each subaccount. See prospectus for details. Market value adjustment (MVA): Applies to withdrawals from risk control accounts. May increase or decrease contract value depending on interest rate changes since issue date. Surrender charges (as a percent of purchase payments withdrawn): Complete years since receipt of purchase payment 1 2 3 4 5 6 7+ Surrender charge 9% 9% 8% 7% 6% 5% 0% 1 One year wait to exercise in Connecticut. Not available in Massachusetts. In California, there is no waiting period for facility or home care, and is available for full surrender only.In Pennsylvania, confinement period is 90 days after issue for nursing home and 30 days for hospital. 2 In Illinois, Kansas and Washington, life expectancy is less than 24 months. One year wait to exercise in Connecticut. In Massachusetts, life expectancy is less than 24 months and must be full contract surrender. 3 In certain states, civil union partners or domestic partners, depending on state law, are recognized as spouses to the extent allowed under federal tax law. In New Jersey, partners may continue the contract for up to 5 years. Consult a licensed tax professional for tax advice. 4 In Florida, income can begin one year after issue. Certain payment options may not be available in all states. Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please readit carefully. To obtain a prospectus, contact your advisor, call 888.888.3940 or visitwww.trustage.com/annuities. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts, which can fluctuate with changes in market conditions. Past performanceis no guarantee of future results. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to a market value adjustment (MVA). The range of fees and charges includes a contract fee of 1.50% and management fees that vary by variable subaccount investment option. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the variable subaccounts. You’ll have 30 days after your risk control account anniversary to make this transfer. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59-1/2 may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an Index. If we substitute an index, the performance of the new index may differ from the original index. This, in turn, may affect the performance of your risk control accounts. We will not substitute an index until approved by the insurance department in your state. We reserve the right to add or substitute a risk control account. We will notify you of any change in a risk control account or Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your risk control account anniversary. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life). MEMBERS Life is a wholly-owned indirect subsidiary of CMFG Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. This product is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life and any related products. TruStageTM Horizon II Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life) and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer, 2000 Heritage Way, Waverly, IA, 50677. Investment and insurance products are not federally insured, may involve investment risk may lose value and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. © TruStage Base Policy Form: 2018-VA-F, 2018-VA-ROPEND, 2018-VA-F(ID). MHA-2267468.9-0324-0426